

November 22, 2011

Via E-mail
Mr. John C. Hodgman
Chief Financial Officer and Senior Vice President, Finance
InterMune, Inc.
3280 Bayshore Blvd.,
Brisbane, California 94005

> **Re:** **InterMune, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 9, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 7, 2011**
> **File No. 000-29801**

Dear Mr. Hodgman:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Year Ended December 31, 2010

Consolidated Financial Statements
Notes to Consolidated Financial Statements
7. Sponsored Research and Collaboration Agreements

1. You disclose that from October 2006 to October 2010 you were in a research and development collaboration agreement with Roche for products from your HCV protease inhibitor program, including your compound danoprevir. In October 2010 you sold worldwide development and commercialization rights in danoprevir to Roche for $175 million in cash, terminated the Roche agreement and accelerated the recognition of approximately $57.3 million in previously deferred revenue. In December 2010, you entered into a new collaboration agreement with Roche pursuant to which you will

continue to conduct research in small molecule protease inhibitors for the treatment of HCV infection. This research program expired on June 30, 2011. Please clarify for us why the December 2010 agreement did not qualify for accounting purposes as a modification of your October 2006 agreement since under both agreements you are conducting research activities in small molecule protease inhibitors for the treatment of HCV infection. In your response, please clarify for us whether the December 2010 agreement is an extension of the transition services provided for in Exhibit 2.06 of your October 2010 agreement.

15. Commitments and Contingencies
Indemnity Agreement, page 94

2. You disclose that you have not recorded any accrued liabilities at December 31, 2010 under your Indemnity Agreement with Dr. Harkonen because you believe no change in status of the interim Arbitration Award has occurred solely due to a jury verdict. You also disclose on page 95 and on page 14 in your September 30, 2011 Form 10-Q that you are unable to predict what your total liability could be with any degree of certainty. Please provide us proposed revised disclosure to be included in future periodic reports that discloses your policy for accruing defense costs associated with legal contingencies and clarifies that in this instance, other that the contingency associated with the Arch insurance coverage, your exposure is to continue to fund defense costs for Dr. Harkonen.

Form 10-Q for the Quarter Ended September 30, 2011

Consolidated Financial Statements, unaudited
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue recognition and revenue reserves, page 7

3. On page six, you disclose that you launched Esbriet in Germany in September 2011. As Esbriet is the first approved product for the treatment of IPF, please demonstrate to us how you are able to make reasonable estimates of product returns, as stipulated in ASC 605-15-25-1f, 25-2 and 25-3, to support your recognition of product revenue in the third quarter of 2011. If applicable, please also address in your response the "other factors" discussed within SAB 13:A4b.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant